Suite 1560 – 200 Burrard St.
Vancouver, BC, V6C 3L6
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP DECLARES SIXTH MONTHLY DIVIDEND PAYMENT FOR 2005

        (All dollar amounts in United States dollars (US$)

Vancouver, British Columbia – June 2, 2005 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its sixth monthly dividend payment for 2005 of $0.015 per share. Shareholders of record at the close of business on Thursday, June 16, 2005 will be entitled to receive payment of this dividend on Monday, June 27, 2005.

Goldcorp is the world’s lowest cost million ounce gold producer, with 2005 gold production expected to exceed 1.1 million ounces of gold at a cash cost of less than US$60 per ounce. By 2007, gold production is expected to grow to over 1.6 million ounces. Goldcorp has a strong balance sheet with approximately US$450 million in cash and equivalents, and no debt.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:
Julia Hasiwar Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street
Vancouver, British Columbia, V6C 3L6
Telephone: 604-696-3011
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com